Exhibit 99.1

Concord Medical Announces Changes to the Board

BEIJING, July 24, 2017 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced the resignation of Mr. Zhe Yin and Ms. Yan Sui as directors of the Company. Both of Mr. Yin and Ms. Sui submitted their resignations to the Board for personal reasons.

In addition, Concord Medical's board of directors has appointed Mr. Chuang Shang-yan as a director of the Company, effective from July 21, 2017.

Mr. Chuang has more than 13 years of experience in financial services. Mr. Chuang has served as Chief Financial Officer of Noah Holdings Limited since September 2016. Mr. Chuang joined Noah Holdings Limited as Director of Investment Relations and Corporate Development in March 2011. In 2012, he founded Noah Holdings (Hong Kong) Limited and served as its Executive Director and Chief Executive Officer until January 2016. Prior to joining Noah Holdings Limited, Mr. Chuang was a senior executive at Bank of America Merrill Lynch in the Investment Banking Division and Asia Private Equity Division from 2003 to 2011 based in Hong Kong. Mr. Chuang graduated Magna Cum Laude with a Bachelor of Science in Finance from Stern School of Business at New York University.

Dr. Jianyu Yang, Chairman and CEO, commented, "We are very pleased to welcome Mr. Chuang to the Board. Mr. Chuang's experience will be invaluable to our growth and we believe he will make significant contributions to the Company. I would also like to express my gratitude to Mr. Yin and Ms. Sui for their contributions to the Company over the past years. They have contributed to our development and we wish their success in the future endeavors."

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of April 30, 2017, the Company operated a network of 95 centers with 57 hospital partners that spanned 49 cities and 19 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Ms. Carol TIAN (Chinese and English)

+86 10 5903 6688 (ext. 608)

yuan.tian@ccm.cn